Filed by Essilor International SA pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14d-2(b)(2) of the United States Securities Exchange Act of
1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

Proposed combination
of Essilor and Luxottica progressing

ä	Signature of the contribution agreements
ä	Structuring of EssilorLuxottica
ä	Adoption of the future governance of Essilor International

Charenton-le-Pont, France (March 23, 2017 – 5:45 pm) – Having obtained the favorable opinions of the employee representative bodies on the proposed combination with Luxottica announced on January 16, 2017, and with the overwhelming support of Valoptec Association, an organization that brings together most of Essilor’s employee shareholders (accounting for approximately 8% of the share capital), Essilor International has taken another step towards the finalization of the transaction.

As such, at its meeting of March 22, 2017, the Board of Directors of Essilor International approved:

1.	The signing of the draft contribution agreements relating to:
  the transfer by Essilor International of substantially all of its activities and shareholdings to its fully-owned subsidiary, Delamare Sovra, to be renamed Essilor International;
  the contribution by Delfin of all its shares in Luxottica (62.55%)(1) in exchange for new shares issued by Essilor, based on an exchange ratio of 0.461 Essilor share for one Luxottica share.
  BNP Paribas conducted an appraisal of this contribution and issued a fairness opinion.
2.	The filing and registration with the Autorité des Marchés Financiers, by April 10, 2017 at the latest, of the information document (Document E) describing the rationale for the transaction as well as the main principles of the Combination Agreement, namely: the creation of a global integrated player via the combination of two complementary players, as part of a partnership approach based on an equal structuring between the two parties. In accordance with what was announced on January 16, 2017, Essilor, the acquirer of the Luxottica shares and to be renamed EssilorLuxottica, will be listed on Euronext Paris and will retain its registered office in France. The management structures and teams – in particular financial – of the new combined entity will be based in France.

1 At December 31, 2016.

3.	Draft resolutions relating to the proposed combination of Essilor International and Luxottica to be submitted for the approval of the General Shareholders’ Meeting of May 11, 2017 and in particular the names of the directors who would, subject to shareholder approval, sit on the Board of Directors of EssilorLuxottica as of the closing date of the Luxottica share contribution, namely:

  Eight members appointed by Delfin:
-	Leonardo Del VECCHIO, Executive Chairman and CEO of EssilorLuxottica;
-	Three directors representative of Delfin: Romolo BARDIN, Giovanni GIALLOMBARDO and Francesco MILLERI;
-	Four additional directors: Rafaella MAZZOLI, Gianni MION, Lucia MORSELLI and Cristina SCOCCHIA.
  Eight members appointed by Essilor International:
-	Hubert SAGNIÈRES, Executive Vice-Chairman and Deputy CEO of EssilorLuxottica;
-	Juliette FAVRE, Employee Shareholder Representative and Chairman of Valoptec Association;
-	Four directors from the current Board of Directors of Essilor: Henrietta FORE, Bernard HOURS, Annette MESSEMER and Olivier PÉCOUX;
-	Two directors representing employees who will be appointed by the Works Council by the end of October 2017.

4.	Changes to Essilor International’s governance at the close of the General Shareholders’ Meeting of May 11, 2017 (subject to Shareholders’ approval) with the appointments of:
  Jeannette WONG, a DBS Group Executive, appointed on a provisional basis to the Board of Directors of Essilor International as from March 22, 2017, with her appointment to be submitted for ratification by the General Shareholders’ Meeting, to replace Benoît BAZIN who expressed his wish to have his term of office as Director terminated. The Board of Directors would like to thank him for his significant contribution over the past 8 years;
  Laurent VACHEROT, President and Chief Operating Officer of Essilor since December 6, 2016.

Subject to shareholder approval, following the General Shareholders’ Meeting of May 11, 2017 the Board of Directors of Essilor International will consist of the following members:

-	Hubert SAGNIÈRES, Chairman and CEO of Essilor International(1)
-	Philippe ALFROID, Non-independent Director(1)
-	Antoine BERNARD DE SAINT-AFFRIQUE, Independent Director
-	Maureen CAVANAGH, Director representing employee shareholders
-	Juliette FAVRE, Director representing employee shareholders(1)
-	Henrietta FORE, Independent Director
-	Louise FRÉCHETTE, Independent Director
-	Yi HE, Director representing employee shareholders(1)

1 Reappointment subject to shareholder approval at the General Shareholder’s Meeting of May 11, 2017

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-	Frank HENRIONNET, Director representing employees
-	Bernard HOURS, Independent Director
-	Annette MESSEMER, Independent Director
-	Marc ONETTO, Independent Director
-	Olivier PECOUX, Non-independent Director
-	Laurent VACHEROT, President and Chief Operating Officer of Essilor International(1)
-	Jeanette WONG, Independent Director(1)

Composition of the Board of Directors of the new Essilor International (formerly Delamare Sovra) as of the closing date of the Luxottica share contribution:

The composition of the Board of Directors would be identical to the above, with the Director representing employees being selected from among the two Directors representing employees sitting on the EssilorLuxottica Board of Directors.

Next steps (also see Appendices):

Essilor International will hold two Shareholders’ Meetings (Special Meeting of holders of shares with double voting rights attached and Combined General Shareholders’ Meeting) on May 11, 2017.

In addition, discussions concerning the notification process of the transaction to anti-trust authorities are progressing.

About Essilor

The world's leading ophthalmic optics company, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Its mission is to improve lives by improving sight. To support this mission, Essilor allocates more than €200 million to research and innovation every year, in a commitment to continuously bring new, more effective products to market. Its flagship brands are Varilux®, Crizal®, Transitions®, EyezenTM, Xperio®, Foster Grant®, BolonTM and Costa®. It also develops and markets equipment, instruments and services for eyecare professionals.

Essilor reported consolidated revenue of more than €7.1 billion in 2016 and employs 64,000 people worldwide. It markets its products in more than 100 countries and has 33 plants, 490 prescription laboratories and edging facilities, as well as 5 research and development centers around the world. For more information, please visit www.essilor.com.

The Essilor share trades on the Euronext Paris market and is included in the Euro Stoxx 50 and CAC 40 indices.

Codes and symbols: ISIN: FR0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

1 Appointment subject to shareholder approval at the General Shareholder’s Meeting of May 11, 2017

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CONTACTS

Investor Relations Véronique Gillet - Sébastien Leroy Ariel Bauer - Alex Kleban Tel: +33 (0)1 49 77 42 16	Corporate Communications Lucia Dumas Tel: +33 (0)1 49 77 45 02	Media Relations Maïlis Thiercelin Tel: +33 (0)1 49 77 45 02

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Appendices

•	Calendar items

At the latest March 24, 2017	Publication of the contribution agreement between Essilor International and Delfin relating to the contribution of Luxottica shares by Delfin
March 29, 2017

Publication of the contribution agreement between Essilor International and Delamare Sovra relating to the hive down of the activities of Essilor International to Delamare Sovra

Publication of the draft resolutions submitted to the Shareholders’ Meetings to be held on May 11, 2017

At the latest April 10, 2017	Filing of Document E to the AMF
End of April 2017	General Meetings of bond holders to approve (i) the proposed hive-down of assets and liabilities related to the operating activities of Essilor International to its subsidiary Delamare Sovra and resulting treatment of their bonds, (ii) the change in the corporate purpose of Essilor International
May 11, 2017 (9am CEST)	Special Meeting of holders of shares with double voting rights attached in relation to the cancellation of double voting rights
May 11, 2017 (10.45am CEST)

Combined General Shareholders’ Meeting to approve a series of resolutions notably for the purpose of :

•         authorizing (subject to conditions precedent):

‣       the asset transfer transactions,

‣       the delegation of authority to the Board of Directors to decide on the share capital increase as consideration for shares contributed under a public exchange offer which will be initiated, in accordance with Italian law, by Essilor International in relation to the company Luxottica,

•         amending the Bylaws of Essilor International,

•         appointing the 14(1) directors who will sit on the Board of Directors of EssilorLuxottica

After May 11, 2017	Closing of the transaction is expected during the second half of 2017, subject to the fulfilment of the conditions precedent (authorizations by the authorities concerned), and would be followed by the mandatory public exchange offer initiated by EssilorLuxottica regarding all the shares issued by Luxottica that will remain outstanding

1The two directors representing employees will be appointed according to the terms and conditions specified by Essilor International’s Bylaws

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•	Profile of the new Directors

Jeanette WONG is a DBS Group Executive responsible for Institutional Banking, which encompasses Corporate Banking, Global Transactions Services, Strategic Advisory, and Mergers and Acquisitions. From 2003 to 2008, she served as Chief Financial Officer of the DBS Group. Prior to joining DBS Bank, Jeanette WONG was at JP Morgan for 16 years. During her tenure at JP Morgan, she had regional responsibilities for the global markets and emerging markets sales and trading business in Asia and was also JP Morgan’s head for Singapore from 1997 to 2002. Jeanette WONG began her career in 1982 at Banque Paribas and then moved to Citibank from 1984 to 1986 before joining JP Morgan in 1986.

Laurent VACHEROT has been Essilor International’s President and Chief Operating Officer since December 6, 2016, after having served as Chief Operating Officer since 2010. Laurent Vacherot joined Essilor in 1991 as Senior Vice President, Business Analysis. He managed the business in Canada and then the United States before becoming Chief Financial Officer in 2007; during his tenure as Essilor’s Chief Operating Officer in 2010, he was responsible for the Information & Technology Department, Investor Relations and the Latin America region. The Equipment and Instruments Divisions have reported to him since 2011. Since his appointment as President and Chief Operating Officer, he has been supervising all the operational managers, who report directly to him. Laurent VACHEROT graduated from “École Nationale Supérieure des Télécommunications de Paris”.

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Disclaimers

Forward Looking Statements

This communication includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Essilor (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Essilor based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Essilor’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Essilor’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Essilor cautions investors that any forward-looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This communication does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. These statements should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16 / invest@essilor.com.

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